Exhibit 1

Announcement | Lisbon | 7 October 2014

Clarification to the Market disclosed by Oi

Portugal Telecom, SGPS S.A. hereby informs on the clarification to the market disclosed by Oi, S.A., according to the company’s announcement attached hereto.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

Rio de Janeiro, October 7, 2014.

BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros

Company Monitoring Superintendency

Rua XV de Novembro, No. 275

São Paulo, SP

01010-010

Attn: Mr. Nelson Barroso Ortega

Brazilian Securities and Exchange Commission

Rua Sete de Setembro, No. 111, 5th floor , Centro

Rio de Janeiro, RJ

20050-901

Attn:                    Mr. Fernando Soares Vieira - Superintendency of Corporate Relations

Mr. Waldir de Jesus Nobre - Superintendency of Relations with the Market and Intermediaries

Re: Official Letter SAE/GAE 3108-14

Dear Sirs,

Oi S.A. (“Oi” or the “Company”), in response to the Letter SAE/GAE 3108-14 of the BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros (“BM&FBovespa”), through which the BM&FBOVESPA requests “clarifications by October 7, 2014 regarding the news published in the newspaper Valor Econômico, in the October 6, 2014 issue titled ‘Oi will sell all of PT and focus on Brazilian operations (Oi vende tudo da PT e foca operação no Brasil),’ as well as other information considered important,” presents the following clarifications with respect to the aforementioned news.

The Company clarifies that part of its strategy is to find and analyze alternatives to strengthen and improve its financial flexibility, thereby allowing it to extend the expirations and maturities of its indebtedness; reduce costs related to financing; and strengthen its liquidity position, including through the potential sale of non-strategic assets and investments in subsidiaries, such as Oi’s shareholding in Africatel Holdings B.V., as disclosed in the Notice to the Market dated September 16, 2014.

The Company seeks parties interested in acquiring its assets in Africa, but there has been no such agreement to date, nor have any instruments or proposals been signed with the purpose of selling these assets.

The Company also clarifies that, to date, no decision has been made regarding the sale of its assets in Portugal, nor has it received any such offers.

The Company will maintain its shareholders and the market informed of any material events related to the topics discussed herein.

Regards,

Bayard De Paoli Gontijo

Chief Financial Officer and Investor Relations Officer

Oi S.A.